

April 19, 2018

David L. Kanen
President
Kanen Wealth Management, LLC
5850 Coral Ridge Drive, Suite 309
Coral Springs, FL 33076

> **Re: Aqua Metals, Inc.**
> **PREC14A preliminary proxy statement filing made on Schedule 14A**
> **Filed on April 11, 2018 by Kanen Wealth Management, et al.**
> **File No. 001-37515**

Dear Mr. Kanen:

We have reviewed the above-captioned filing, and have the following comments. Some of our comments may ask for additional information so that we may better understand the disclosure.

Please respond to this letter by amending the filing and/or by providing the requested information. If you do not believe our comments apply to your facts and circumstances and/or do not believe an amendment is appropriate, please tell us why in a written response.

After reviewing any amendment to the filing and any information provided in response to these comments, we may have additional comments.

General

1. The letter addressed to stockholders accounts for the anticipated date upon which the participants expect to "furnish" the proxy statement to stockholders. Please revise to include this representation within the proxy statement, a defined term under Rule 14a-1(g), as distinguished from the voluntary correspondence with stockholders. Refer to Rule 14a-6(d).

2. Please advise us, with a view toward revised disclosure, how exactly the proxy statement will be furnished to stockholders. Refer to Rule 14a-3, Rule 14a-4(f), and Rule 14a-16.

Reasons for the Solicitation, page 6

3. Each statement or assertion of opinion or belief must be clearly characterized as such, and a reasonable factual basis must exist for each such opinion or belief. Support for opinions or beliefs should be self-evident, disclosed in the proxy statement or provided to the staff on a supplemental basis. Accordingly, please provide your basis for your statements at the bottom of page 6 that board members of companies that are the size of Aqua Metals "typically make $25,000 to $40,000" and that earning approximately $150,000 is "unusual and excessive."

Proposal No. 1 – Election of Directors, page 12

4. Advise us, with a view towards disclosure, whether election of a majority or more of your director nominees will result in a change of control as defined under any of the registrant's organizational documents, executive compensation arrangements, or debt instruments.

Additional Participant Information, page 19

5. The disclosure indicates each participant may be deemed to beneficially own the 2,6060,878 shares of common stock owned in the aggregate by all of the participants by virtue of their membership in a group as determined under §13(d)(3). Please provide us with a legal analysis in support of this conclusion. Alternatively, please remove the implication that membership in a group, alone and without more, results in the beneficial ownership held by each group member being attributed to all members of the group. Application of Rule 13d-5(b), titled "Acquisition of securities," only results in an acquisition, by operation of law, by the group ─ designated as a single, new person under §13(d)(3) ─ of its members securities.

We remind you that the participants are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Joseph McCann, Attorney-Advisor, at (202) 551-6262 or me at (202) 551-3266 with any questions.

Sincerely,

/s/ Nicholas P. Panos

Nicholas P. Panos
Senior Special Counsel
Office of Mergers & Acquisitions

cc: Andrew M. Freedman, Esq.
        Olshan Frome Wolosky LLP